SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: July 31, 2026

List of Materials

Documents attached hereto:

Q1 FY2026 Consolidated Financial Results (the presentation material for the earnings announcement)

Q1 FY2026 Consolidated Financial Results (Three months ended June 30, 2026) Sony Group Corporation July 31, 2026

1 2026 Kumamoto Earthquake Sony has several semiconductor facilities located in Kumamoto prefecture and neighboring prefectures. While all these facilities were affected by the earthquake, there were no major casualties. The Kumamoto Technology Center of Sony Semiconductor Manufacturing Corporation (Kikuyo Town, Kumamoto Prefecture) experienced shaking at a seismic intensity of 5+ and suspended production immediately after the earthquake. Restoration efforts to resume production are currently underway. Sony’s production sites in Nagasaki, Oita and Kagoshima had no significant damage to buildings or equipment and production has resumed. As it is currently difficult to reasonably estimate the financial impact of this earthquake, the impact has not been incorporated into the full-year results forecast we will show today.

2 Q1 FY2026 Consolidated Results (Bln Yen) Q1 FY25 Q1 FY26 Change Sales 2,621.6 2,837.8 +216.2 (+8%) Operating income 340.0 476.5 +136.5 (+40%) Operating income margin 13.0% 16.8% +3.8 pts Income before income taxes 356.6 477.5 +120.9 (+34%) Net income attributable to Sony Group Corporation’s stockholders* 259.0 342.2 +83.1 (+32%) Net income attributable to Sony Group Corporation’s stockholders per share of common stock (diluted)* 42.84 yen 57.82 yen +14.98 yen Average Rate 1 US dollar 144.6 yen 159.3 yen 1 Euro 163.6 yen 185.3 yen * Effective October 1, 2025, Sony Group Corporation executed a partial spin-off of Sony Financial Group Inc.(“SFGI”), a formerly wholly-owned subsidiary which operates the Financial Services business (the “Spin-off”). As a result of the resolution of Sony Group Corporation’s Board of Directors on May 14, 2025 on a plan for the execution of the Spin-off, the Financial Services business has been classified as a discontinued operation and presented separately from continuing operations, comprised of Sony’s businesses excluding the Financial Services business, from Q1 FY25, in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Therefore, the above figures for net income attributable to Sony Group Corporation’s stockholders and net income attributable to Sony Group Corporation’s stockholders per share of common stock (diluted) for Q1 FY25 represent the results for continuing operations. As net income (loss) from discontinued operations was not recorded in Q1 FY26, there is no difference between the figures for continuing operations and the consolidated figures for Q1 FY26 (applies to all following pages).

3 Q1 FY2026 Consolidated Results: Year-on-year change Year-on-year Change Contributing Factors (+) Better／(-) Worse Sales +216.2 bln yen +8% (+) Increases in I&SS and Music segments sales On a constant currency basis*, sales decreased by approximately 1% Operating income +136.5 bln yen +40% (+) Increases in I&SS and G&NS segments operating income Financial income and expenses, net -15.7 bln yen (－) Decrease in unrealized gains mainly on Sony’s shares of Spotify Technology S.A. (+) Decrease in net foreign exchange losses Income tax expense +33.7 bln yen (－) Absence of decrease in tax expense from refunds of taxes paid in Effective tax rate previous years in Japan in Q1 FY25 26%→27% * For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), refer to page 18 (applies to all following pages).

4 Q1 FY2026 Results by Segment (Bln Yen) Q1 FY25 Q1 FY26 Change FX Impact Game & Network Services (G&NS) Sales 936.5 937.1 +0.6 +81.7 Operating income 148.0 202.0 +54.1 +19.1 Music Sales 465.3 562.0 +96.7 +42.1 Operating income 92.8 105.9 +13.1 Pictures Sales 327.1 315.1 -12.0 +29.1 Operating income 18.7 24.8 +6.1 Entertainment, Technology ＆ Services (ET&S) Sales 534.3 543.9 +9.6 +38.4 Operating income 43.1 42.6 -0.5 +9.5 Imaging ＆ Sensing Solutions (I&SS) Sales 408.2 512.7 +104.5 +40.6 Operating income 54.3 122.2 +68.0 +23.2 All Other, Corporate and elimination Sales -49.8 -33.0 +16.8 Operating income -16.9 -21.0 -4.1. Consolidated Sales 2,621.6 2,837.8 +216.2 Operating income 340.0 476.5 +136.5 Sales in each business segment represent sales recorded before intersegment transactions are eliminated (applies to all following pages). Operating income in each business segment represents operating income recorded before intersegment transactions are eliminated and excludes unallocated corporate expenses (applies to all following pages).

FY2026 Consolidated Results Forecast

(Bln Yen)

	FY25	FY26 FCT		
		May	July	Change from May
Sales	12,479.6	12,300	**12,500**	+200 (+2%)
Operating income	1,447.5	1,600	**1,720**	+120 (+8%)
Operating income margin	11.6%	13.0%	**13.8%**	+0.8 pts
Income before income taxes	1,422.4	1,615	**1,710**	+95 (+6%)
Net income attributable to Sony Group Corporation's stockholders*1	1,030.9	1,160	**1,210**	+50 (+4%)
Operating Cash Flow*1	1,966.3	1,500	**1,500**	–
Foreign exchange rate	Actual･Average	Q1-Q4 (Assumption)	**Q2-Q4 (Assumption)**	
1 US dollar	150.7 yen	Approx. 150 yen	**Approx. 153 yen**	
1 Euro	174.7 yen	Approx. 173 yen	**Approx. 175 yen**	

Dividend per Share (Planned)			
Interim	Year-end	Total	Year-on-year Change*2
17.5 yen	17.5 yen	35 yen	+10 yen

The impact of the 2026 Kumamoto Earthquake, which occurred on July 28, 2026, on financial results has not been incorporated into the above results forecast, as it is currently difficult to reasonably estimate (applies to all following pages).

*1 Net income attributable to Sony Group Corporation's stockholders and Operating Cash Flow for FY25 represent the figures for continuing operations. As net income (loss) and operating cash flow from discontinued operations are not expected to be incurred in FY26, there is no difference between the figures for continuing operations and the consolidated figures in the FY26 forecast (applies to all following pages).

*2 Year-on-year Change of the above dividend per share (planned) does not include the dividends in kind of the shares of SFGI from the Spin-off in FY25.

5

6 FY2026 Consolidated Results Forecast: Change from May Forecast Change from May forecast Contributing Factors (+) Better／(-) Worse Sales +200 bln yen +2% （＋）Increase in G&NS segment sales Operating Income +120 bln yen +8% （＋）Increase in G&NS segment operating income Income before income taxes +95 bln yen +6% （＋）Upward revision to operating income forecast （－）Deterioration in financial income and expenses due to increase in interest expenses Net income attributable to Sony Group Corporation’s stockholders +50 bln yen +4% （＋）Upward revision to income before income taxes forecast （－）Increase in tax expense mainly due to increase in income before income taxes

7 FY2026 Results Forecast by Segment (Bln Yen) FY25 FY26 FCT May July Change from May Game & Network Services (G&NS) Sales 4,685.7 4,420 4,540 +120 Operating income 463.3 600 660 +60 Music Sales 2,120.1 2,140 2,190 +50 Operating income 447.0 400 420 +20 Pictures Sales 1,499.3 1,630 1,660 +30 Operating income 104.9 145 150 +5 Entertainment, Technology ＆ Services (ET&S) Sales 2,260.5 2,250 2,250 － Operating income 158.6 150 150 － Imaging ＆ Sensing Solutions (I&SS) Sales 2,151.5 2,070 2,110 +40 Operating income 357.3 400 420 +20 All Other, Corporate and elimination Operating Income -83.5 -95 -80 +15 Consolidated Sales 12,479.6 12,300 12,500 +200 Operating income 1,447.5 1,600 1,720 +120

Game & Network Services Segment

Sales, Operating Income and Adjusted OIBDA



936.5
937.1
(Bln Yen)
148.0
177.9
202.0
228.1
Q1 FY25
Q1 FY26
Sales
Operating Income
Adjusted OIBDA

Q1 FY2026 (year-on-year)

- **Sales: Essentially flat**
  (FX Impact: +81.7 bln yen)
  (+) Impact of foreign exchange rates
  (−) Decrease in sales of non-first-party game software titles
  (−) Decrease in sales of hardware due to a decrease in unit sales

- **OI: 54.1 bln yen (37%) increase**
  (FX Impact: +19.1 bln yen)
  (+) Impact of U.S. tariff refunds
  (+) Positive impact of foreign exchange rates
  (−) Increase in costs, including investments for the next-generation platform and restructuring costs

- Total PlayStation® Monthly Active Users* reached 125 million accounts in June, up 2% year-on-year and a record high for the month of June.
- Although total playtime during Q1 FY26 decreased 4% year-on-year, user engagement continued to be solid because Q1 FY25 benefited from season updates to major titles and new hit titles.

* Monthly Active Users is an estimated total number of unique accounts that played games or used services online on PlayStation during the last month of the quarter and is based on company research and may be updated in the future.

Adjusted OIBDA is not a measure in accordance with IFRS Accounting Standards. However, Sony Group Corporation and its consolidated subsidiaries ("Sony") believe that this disclosure may be useful information to investors. For the formula for Adjusted OIBDA, see page 18. For its reconciliation, see "Supplemental Information for the Consolidated Financial Results for the First Quarter Ended June 30, 2026" (applies to all following pages).

8

Game & Network Services Segment

Sales, Operating Income and Adjusted OIBDA



4,685.7
4,420
4,540
(Bln Yen)
719.8
463.3
705
600
770
660
FY25
FY26
May FCT
FY26
July FCT
Sales
Operating Income
Adjusted OIBDA

FY2026 Forecast (change from May forecast)

- **Sales: 120 bln yen (3%) upward revision**
  - (+) Impact of foreign exchange rates
- **OI: 60 bln yen (10%) upward revision**
  - (+) Impact of U.S. tariff refunds
  - (+) Positive impact of foreign exchange rates
  - (+) Improvement in costs
  - (−) Impact of adjustments to the FY26 first-party title roadmap

- Regarding the impact of memory market conditions on PlayStation®5 hardware, we have secured the quantity of memory necessary to meet our projected sales volume for FY26, and there is no change to our plan for hardware profitability for FY26 to remain similar to FY25.

9

10 Music Segment Q1 FY2026 (year-on-year) Sales: 96.7 bln yen (21%) increase (FX Impact: +42.1 bln yen) （＋）Impact of foreign exchange rates （＋）Higher revenues from live events and merchandising in Recorded Music （＋）Higher revenues from streaming services in Recorded Music and Music Publishing OI: 13.1 bln yen (14%) increase （＋）Impact of increase in sales Sales, Operating Income and Adjusted OIBDA Q1 FY26 streaming revenue growth rates on a U.S. dollar basis were +10% year-on-year for Recorded Music and +8% for Music Publishing. 465.3 562.0 92.8 105.9 117.1 134.4 （Bln Yen） Sales Operating Income Adjusted OIBDA Q1 FY25 Q1 FY26

11 2,120.1 2,140 2,190 447.0 400 420 507.8 510 540 Music Segment FY2026 Forecast (change from May forecast) Sales: 50 bln yen (2%) upward revision （＋）Impact of foreign exchange rates （＋）Impact of the consolidation of Recognition Music Group OI: 20 bln yen (5%) upward revision （＋）Impact of the consolidation of Recognition Music Group （＋）Positive impact of foreign exchange rates Sales, Operating Income and Adjusted OIBDA （Bln Yen） Sales Operating Income Adjusted OIBDA FY25 FY26 May FCT FY26 July FCT

Pictures Segment

Sales, Operating Income and Adjusted OIBDA


327.1
315.1
(Bln Yen)
31.3
18.7
38.5
24.8
Q1 FY25
Q1 FY26
Sales
Operating Income
Adjusted OIBDA

Q1 FY2026 (year-on-year)

The following analysis is on a U.S. dollar basis

- **Sales: 12.0 bln yen (4%) decrease**
  (U.S. dollar basis: -285 mil USD / -13%)
  - (−) Decrease in series deliveries in Television Productions
  - (−) Lower revenues from theatrical releases in the current fiscal year in Motion Pictures
  - (+) Higher revenues from Crunchyroll mainly due to paid subscriber growth

- **OI: 6.1 bln yen (33%) increase**
  (U.S. dollar basis: +27 mil USD / +21%)
  - (+) Lower marketing costs for current fiscal year theatrical releases in Motion Pictures
  - (−) Lower contribution from catalog product in Motion Pictures
  - (−) Impact of decrease in sales for Television Productions

- Crunchyroll continues to grow its subscribers beyond the more than 21 million it had at the end of March this year, and its results in Q1 FY26 improved year-on-year.

12

13 Pictures Segment FY2026 Forecast (change from May forecast) Sales: 30 bln yen (2%) upward revision （＋）Impact of foreign exchange rates OI: 5 bln yen (3%) upward revision （＋）Impact of higher licensing sales of catalog titles in Television Productions Sales, Operating Income and Adjusted OIBDA （Bln Yen） Sales Operating Income Adjusted OIBDA 1,499.3 1,630 1,660 104.9 145 150 185.5 195 200 FY25 FY26 May FCT FY26 July FCT

14 Entertainment, Technology & Services Segment Q1 FY2026 (year-on-year) Sales: 9.6 bln yen (2%) increase (FX Impact: +38.4 bln yen) （＋）Impact of foreign exchange rates （－）Decrease in unit sales across various businesses including Displays OI: Essentially flat (FX Impact: +9.5 bln yen） （＋）Positive impact of foreign exchange rates （－）Impact of increase in memory costs in Imaging and Displays Sales, Operating Income and Adjusted OIBDA 534.3 543.9 43.1 42.6 67.1 69.8 （Bln Yen） Sales Operating Income Adjusted OIBDA Q1 FY25 Q1 FY26 In Q1 FY26, the imaging market remained stable in all regions except China which continued to experience negative growth year-on-year.

15 2,260.5 2,250 2,250 158.6 150 150 261.7 260 260 Entertainment, Technology & Services Segment FY2026 Forecast (change from May forecast) Sales: Remains unchanged from May forecast OI: Remains unchanged from May forecast （＋）Impact of U.S. tariff refunds Sales, Operating Income and Adjusted OIBDA （Bln Yen） Sales Operating Income Adjusted OIBDA FY25 FY26 May FCT FY26 July FCT The continued surge in memory prices remains a key business challenge in FY26. However, the business is doing everything it can to implement cost-reduction measures in procurement and design, and to adjust its pricing strategies, including foreign exchange management. For the segment as a whole, we expect to maintain the profit level projected in the previous forecast.

16 Imaging & Sensing Solutions Segment Q1 FY2026 (year-on-year) Sales: 104.5 bln yen (26%) increase (FX Impact: +40.6 bln yen） （＋）Increase in sales of image sensors for mobile products （＋）Improvement in product mix （＋）Increase in unit sales （＋）Impact of foreign exchange rates OI: 68.0 bln yen (125%) increase (FX Impact: +23.2 bln yen） （＋）Impact of increase in sales （＋）Positive impact of foreign exchange rates Sales, Operating Income and Adjusted OIBDA In Q1 FY26, although our mobile sensor unit sales only slightly increased year-on-year, sales grew significantly year-on-year due to improved customer and product mix, as well as the impact of foreign exchange rates. 408.2 512.7 54.3 120.1 122.2 188.7 （Bln Yen） Sales Operating Income Adjusted OIBDA Q1 FY25 Q1 FY26

17 Imaging & Sensing Solutions Segment FY2026 Forecast (change from May forecast) Sales: 40 bln yen (2%) upward revision （＋）Impact of foreign exchange rates OI: 20 bln yen (5%) upward revision （＋）Positive impact of foreign exchange rates （－）Recording of costs to prepare for the establishment of the joint venture with TSMC* The impact of the 2026 Kumamoto Earthquake, which occurred on July 28, 2026, on financial results has not been incorporated into the above results forecast, as it is currently difficult to reasonably estimate. *Taiwan Semiconductor Manufacturing Company Limited Sales, Operating Income and Adjusted OIBDA As we anticipate that market conditions for memory will also affect shipment volumes of high-end smartphones toward the second half of the fiscal year, we remain cautious in our full-year forecast and expect revenue for mobile sensors as a whole to slightly decrease from the previous fiscal year. （Bln Yen） Sales Operating Income Adjusted OIBDA 2,151.5 2,070 2,110 357.3 400 420 658.8 655 680 FY25 FY26 May FCT FY26 July FCT

18 Notes Notes about Adjusted OIBDA Adjusted OIBDA (Operating Income Before Depreciation and Amortization) is calculated by the following formula: Adjusted OIBDA = Operating income + Depreciation and amortization expense* - the profit and loss amount that Sony deems non-recurring * In the above formula, depreciation and amortization expense excludes amortization for film costs and broadcasting rights, as well as for internally developed game content and master recordings included in Content assets. Adjusted OIBDA is not a measure in accordance with IFRS Accounting Standards. However, Sony believes that this disclosure may be useful information to investors. Adjusted OIBDA should be considered in addition to, not as a substitute for, Sony’s results in accordance with IFRS Accounting Standards. Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”) in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis. Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars. The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. If the I&SS segment has independently entered into foreign exchange hedging transactions, the impact of such transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment. This information is not a substitute for Sony’s consolidated financial statements and condensed (semi-annual) consolidated financial statements measured in accordance with IFRS Accounting Standards. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony. Notes about Financial Performance of the Music and Pictures segments The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of SME and SMP, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis. The Pictures segment results are the yen-translated results of SPE, which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

19 Cautionary Statement Statements made in this material with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to: (i) Sony’s ability to maintain product quality and customer satisfaction with its products and services; (ii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences; (iii) Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms; (iv) the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives; (v) changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility; (vi) Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity; (vii) Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations; (viii) the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending; (ix) Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade; (x) Sony’s ability to forecast demands, manage timely procurement and control inventories; (xi) foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated; (xii) Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel; (xiii) Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others; (xiv) risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events; (xv) the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and (xvi) the outcome of pending and/or future legal and/or regulatory proceedings. Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of developments relating to the situations in Ukraine and Russia and in the Middle East, as well as the series of changes in U.S. tariff policy, could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.